As filed with the Securities and Exchange Commission on December 6, 2016

File Nos. 333-213191/811-04909

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 2	☒
Post-Effective Amendment No.	☐
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 30	☒

(Check appropriate box or boxes.)
SYMETRA SEPARATE ACCOUNT SL
(Exact Name of Registrant)
Symetra Life Insurance Company
(Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA	98004
(Address of Depositor's Principal Executive Offices)	(Zip Code)
Depositor’s Telephone Number, including Area Code (425) 256-8000
Name and Address of Agent for Service
David S. Goldstein
Symetra Life Insurance Company
Senior Vice President, General Counsel and Secretary
777 108th Ave NE, Suite 1200
Bellevue, Washington 98004

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001-3980
Approximate date of Proposed Public Offering:
April 1, 2017

It is proposed that this filing will become effective on December 28, 2016.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:
Units of interest in a separate account under individual flexible premium variable life insurance policies.

This Pre-Effective Amendment 2 incorporates by reference the Prospectus, Statement of Additional Information and Part C contained in Pre-Effective Amendment No. 1 as filed with the Securities and Exchange Commission on November 18, 2016 (ACCESSION NUMBER: 0000806180-16-000057).

SYMETRA SEPARATE ACCOUNT SL
PART C
OTHER INFORMATION

Item  26. Exhibits

Item 26 is revised to include the following exhibit(s):

Exhibit	Description	Reference
r.	Power of Attorney - Michael Fry	Filed Herewith

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 5th day of December, 2016.

Symetra Separate Account SL
Registrant

By:    Symetra Life Insurance Company

By:     /s/ Thomas M. Marra
Thomas M. Marra, Director

Symetra Life Insurance Company
Depositor

By:    /s/ Thomas M. Marra
Thomas M. Marra, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

NAME                            TITLE

/s/Michael W. Fry                    Director and Executive Vice President
Michael W. Fry

/s/David S. Goldstein                Director, General Counsel, Senior Vice President and Secretary
David S. Goldstein

/s/ Daniel R. Guilbert             Director and Executive Vice President
Daniel R. Guilbert

/s/ Mark E. Hunt                Director and Executive Vice President
Mark E. Hunt

/s/ Thomas M. Marra                 Director and President (Principal Executive Officer)
Thomas M. Marra

/s/ Margaret A. Meister         Director, Chief Financial Officer and

Margaret A. Meister	Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

/s/Hirofumi Miyahara                Director
Hirofumi Miyahara

/s/Masato Naitoh                    Director
Masato Naitoh

EXHIBITS
Filed Herewith

Exhibit	Description
r.	Power of Attorney - Michael Fry